

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 14, 2016

Via E-mail
Taiwo Aimasiko
Chief Executive Officer
Bemax Inc.
625 Silver Oak Drive
Dallas, Georgia 30132

> Re: **Bemax, Inc.**
> **Form 10-K for the Fiscal Year ended May 31, 2015**
> **Filed August 10, 2015**
> **Form 10-Q for the Fiscal Quarter ended November 30, 2015**
> **Filed January 14, 2016**
> **File No. 333-197756**

Dear Ms. Aimasiko:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10- K for the Fiscal Year ended May 31, 2015

Cover Page

1.   We note that you checked the transition report box on the cover page of your annual report and indicated the report would cover the period from June 1, 2014 to August 31, 2014, although it appears to cover the fiscal years ended May 31, 2014 and May 31, 2015. If you have changed your fiscal year, you would need to follow the guidance in Rule 13a-10 of Regulation 13A, in preparing your transition report.

Controls and Procedures, page 23

2.   We note that you have disclosed a conclusion regarding the effectiveness of your disclosure controls and procedures as of January 31, 2015, but not as of the end of the

period covered by your report, as required by Item 307 of Regulation S-K. In addition, we note that you have not disclosed an assessment regarding the effectiveness of your internal control over financial reporting or details regarding any change in your internal control over financial reporting during the most recently completed fiscal quarter, as required by Item 308(a)(3) and Item 308(c) of Regulation S-K. Please amend your annual report on Form 10-K to comply with these requirements.

Form 10-Q for the Fiscal Quarter ended November 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations / Controls and Procedures

3.   We note that you have not included certain information that is required in Part I of your interim reports for the quarters ended August 31, 2015 and November 30, 2015, including Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations; and Item 4: Controls and Procedures. Please amend your two interim reports on Form 10-Q to include the information specified in the form instructions, referencing Item 303, Item 307 and Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources